SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F                      A                      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No     A

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 June 2003	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD SECRETARY

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FLETCHER CHALLENGE FORESTS – COMPANY UPDATE

Auckland, 16 June 2003 – Following a meeting of the Board of Directors, the Company provides the following update to the market:

Strategic Update

Macquarie New Zealand Limited has completed its analysis of the various options to achieve the reduction of investment in forest ownership.

The Board has accepted Macquarie’s recommendation to conduct a trade sale process for the entire forest estate. The Company continues to believe that the realisable value of the forest assets is significantly in excess of the value implied by the Company’s share price.

A confidential Information Memorandum is being released to selected participants this week.

The sale of the forest estate would facilitate re-investment in the Company’s processing and distribution activities, and the subsequent release of substantial surplus capital to shareholders.

As part of the sale process, the Company will be seeking satisfactory arrangements for wood supply and management of the forests.

NZ $140 Million Capital Return

The Company expects that it will have received, in the final quarter of the 2003 calendar year, all necessary tax rulings in relation to the proposed NZ$140 million capital return (and further possible capital returns) to enable the capital return to be made in December this year.

Ends

TO: BUSINESS EDITOR	From: Paul Gillard
Company Secretary & General Counsel
Fax/Email: AUTO	FLETCHER CHALLENGE FORESTS LTD
Telephone: 64-9-571 9846
Fax: 64-9-571 9872

Please note: If you do not receive 1 page including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.